UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 4
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Emageon Inc.
(Name of Subject Company (Issuer))
AMICAS Acquisition Corp.
and
AMICAS, Inc.
(Name of Filing Person (Offeror))

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

29076V 10 9
(CUSIP Number of Common Stock Underlying Class of Securities)

Stephen N. Kahane, M.D., M.S.
Chief Executive Officer
AMICAS, Inc.
20 Guest Street
Boston, Massachusetts 02135
(617) 779-7878
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications On Behalf of Filing Person)

Copy to:
John R. Pomerance, Esq.
Megan N. Gates, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111
(617) 542-6000
CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$39,047,266.74	$1,534.56

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated by adding the sum of (a) the offer price of $1.82 per share of common stock, $0.001 par value per share, of Emageon Inc. (the “Shares”) multiplied by 21,449,718 shares of common stock issued and outstanding, and (b) the offer price of $1.82 minus $1.73, which is the weighted average exercise price of outstanding in-the-money options to acquire Shares multiplied by 79,818, the number of outstanding in-the-money options.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,534.56	Filing Party: AMICAS Acquisition Corp. and AMICAS, Inc.
Form or Registration No.: Schedule TO	Date Filed: March 5, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on April 2, 2009, amends and supplements the Tender Offer Statement on Schedule TO filed on March 5, 2009, and amended on March 13, 2009, March 17, 2009 and March 30, 2009 (the “Schedule TO”), and relates to the offer by AMICAS Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of AMICAS, Inc., a Delaware corporation (“AMICAS”), to purchase all outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Emageon Inc., a Delaware corporation (“Emageon”), at a price of $1.82 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 5, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Purchaser and AMICAS.
Items 1 through 11.
Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented as follows:
“AMICAS issued a press release on April 2, 2009, announcing that the Offer was successfully completed. Based on information provided by StockTrans, Inc., the depositary for the Offer, as of the expiration of the Offer at 11:59 p.m., New York City time, on April 1, 2009, stockholders of Emageon had tendered into the Offer approximately 18,882,734 Shares (excluding shares tendered by guaranteed delivery procedures), representing approximately 88.0 percent of the outstanding Shares. An additional 1,101,921 Shares were tendered by notice of guaranteed delivery. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer.
In accordance with the Merger Agreement, the Purchaser has exercised its top-up option. The exercise of the top-up option allowed Purchaser to increase its share ownership percentage of Emageon through the purchase of newly-issued Shares at the tender offer price. As a result, Purchaser owns more than 90 percent of the outstanding Shares (excluding Shares tendered by guaranteed delivery procedures) and intends to effect a short-form merger as permitted by Delaware law, without the need for a meeting of Emageon stockholders. Pursuant to the Merger Agreement, each Share not tendered and accepted for payment in the Offer, other than those as to which holders exercise dissenters’ rights and those held by AMICAS or Emageon or their respective subsidiaries, will be converted in the Merger into the right to receive $1.82 in cash, without interest thereon and less any required withholding taxes. As a result of the Merger, Emageon will become a wholly-owned subsidiary of AMICAS and Emageon shares will cease to be traded on The NASDAQ Global Market. A copy of the press release is filed as Exhibit (a)(1)(O) hereto and incorporated herein by reference.”
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to include the following:
“(a)(1)(O) Press Release issued by AMICAS on April 2, 2009.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMICAS, INC.

By:	/s/ Stephen N. Kahane

Name:	Dr. Stephen N. Kahane
Title:	President and Chief Executive Officer

AMICAS ACQUISITION CORP.

By:	/s/ Kevin C. Burns

Name:	Kevin C. Burns
Title:	Authorized Signatory

Index to Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 5, 2009 (incorporated by reference to Schedule TO-T filed by AMICAS with the Securities and Exchange Commission on March 5, 2009)

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Schedule TO-T filed by AMICAS with the Securities and Exchange Commission on March 5, 2009)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Schedule TO-T filed by AMICAS with the Securities and Exchange Commission on March 5, 2009)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Schedule TO-T filed by AMICAS with the Securities and Exchange Commission on March 5, 2009)

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Schedule TO-T filed by AMICAS with the Securities and Exchange Commission on March 5, 2009)

(a)(1)(F)	Text of press release issued by AMICAS and Emageon, dated February 23, 2009 (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 23, 2009)

(a)(1)(G)	Form of summary advertisement, published March 5, 2009 (incorporated by reference to Schedule TO-T filed by AMICAS with the Securities and Exchange Commission on March 5, 2009)

(a)(1)(H)	Communication to employees, dated February 23, 2009, from Stephen Kahane, Chief Executive Officer of AMICAS, Inc. (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 24, 2009)

(a)(1)(I)	Employee Q&A sheet (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 24, 2009)

(a)(1)(J)	Communication to customers, dated February 23, 2009, from Stephen Kahane, Chief Executive Officer of AMICAS, Inc. (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 24, 2009)

(a)(1)(K)	Customer Q&A sheet (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 24, 2009)

(a)(1)(L)	Transcript of investor conference call on February 23, 2009 (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 25, 2009)

(a)(1)(M)	Text of press release issued by AMICAS, dated February 23, 2009 (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 26, 2009)

(a)(1)(N)	Transcript of investor conference call on February 26, 2009 (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on March 4, 2009)

(a)(1)(O)	Text of press release issued by AMICAS, dated April 2, 2009

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of February 23, 2009, by and among AMICAS, Purchaser, and Emageon (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 24, 2009)

(d)(2)	Form of Tender and Shareholder Support Agreement, dated as of February 23, 2009, among AMICAS and certain shareholders of Emageon (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 24, 2009)

(d)(3)	Confidentiality Agreement, dated as of December 21, 2007, by and between AMICAS and Emageon (incorporated by reference to Schedule TO-T filed by AMICAS with the Securities and Exchange Commission on March 5, 2009)

(g)	Not applicable

(h)	Not applicable

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